UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40092

ARCTOS NORTHSTAR ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

4550 Travis Street, #300

Dallas, Texas 75205

(972) 918-3800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A ordinary shares, par value $0.0001 per share

Redeemable warrants, each exercisable to purchase one Class A ordinary share at an exercise price of

$11.50 per share

Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Arctos NorthStar Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ARCTOS NORTHSTAR ACQUISITION CORP.

Dated: March 16, 2023	By:	/s/ John Vedro
Name: John Vedro
Title: Chief Financial Officer